1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2005
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Form 20-F ☐	Form 40-F ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

TSMC Monthly Sales Report — July 2005
Hsinchu, Taiwan, R.O.C. — August 9, 2005 — TSMC (TAIEX: 2330, NYSE: TSM) today announced that net sales for July 2005 totaled NT$20,847 million, and that revenues for January through July 2005 were NT$135,017 million.
Ms. Lora Ho, TSMC vice president and chief financial officer, noted that, “Due to continued demand recovery from our customers, wafer shipments for July 2005 increased over June 2005. As a result, net sales for July 2005 increased by 3.7 percent compared to June 2005. On a year-over-year basis, net sales for July 2005 decreased 9.9 percent.”
Sales Report:
(Unit: NT$ million)

Net Sales	2005*	2004	Increase (Decrease) %
July	20,847	23,148	(9.9)
January through July	135,017	145,530	(7.2)

* Year 2005 figures have not been audited.
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
August 09, 2005
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of July 2005.
1) Sales volume (in NT$ thousand)

Period	Items	2005	2004
Jul	Invoice amount	20,908,014	22,610,530
Jan — Jul	Invoice amount	130,713,867	139,790,326
Jul	Net sales	20,847,066	23,147,633
Jan — Jul	Net sales	135,016,500	145,530,079

2) Funds lent to other parties (in NT$ thousand)

	Limit of lending	Jul	Bal. as of period end
TSMC	83,070,696	—	—
TSMC’s subsidiaries	31,611,024	34,020*	2,879,640

* The deviation was due to the fluctuation in currency exchange rate.
3) Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	Jul	Bal. as of period end
TSMC	103,838,370	26,460*	2,239,720
TSMC’s subsidiaries	N/A	—	—
TSMC endorses for subsidiaries		26,460*	2,239,720
TSMC’s subsidiaries endorse for TSMC		—	—
TSMC endorses for PRC companies		—	—
TSMC’s subsidiaries endorse for PRC companies		—	—

* The deviation was due to the fluctuation in currency exchange rate.
4)	Financial derivative transactions (in NT$ thousand) Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap	Others
Margin Payment		0	0	-
Premium Income (Expense)		0	0	-
Outstanding Contracts	Notional Amount	4,568,712	62,127,622	-
	Mark to Market Profit/Loss	(29,535)	(571,263)	-
Expired Contracts	Notional Amount	92,078,857	153,277,421	-
	Realized Profit/Loss	258,669	651,050	-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Taiwan Semiconductor Manufacturing Company Ltd.

Date: August 9, 2005	By	/s/ Lora Ho
Lora Ho Vice President & Chief Financial Officer